Convocation Notice of the 19th

Ordinary General Meeting of Shareholders

of

Internet Initiative Japan Inc.

This document is an English translation of the “Convocation notice of the 19th ordinary general meeting of shareholders” (“Dai ju-kyukai teiji kabunushi sokai shoshu gotsuchi”) of Internet Initiative Japan Inc. (“IIJ” or “the Company”) to be held on June 28, 2011.

CAUTIONARY NOTES

Note 1:
This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in “Item 3.D: Risk Factors” of our Annual Report on Form 20-F dated September 28, 2010 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2:
This document has been prepared pursuant to the requirements of the Corporation Law of Japan. Consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Non-consolidated financial statements included in this document are prepared in accordance with generally accepted accounting principles in Japan which differ from consolidated financial statements which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.

Note 3:
The ADRs holders shall instruct The Bank of New York Mellon to exercise their voting rights represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York Mellon. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares of common stock. This means they may not be able to exercise any voting rights for IIJ and attend the ordinary general meeting of shareholders of IIJ.

TRANSLATION

TO OUR SHAREHOLDERS:	June 10, 2011 Koichi Suzuki Representative Director Internet Initiative Japan Inc. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo, Japan

CONVOCATION NOTICE OF
THE 19TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the 19th ordinary general meeting of shareholders of Internet Initiative Japan Inc. (“IIJ” or “the Company”,) which is to be held as stated below.
In the event you are unable to attend the meeting, after reviewing the referential documents below, you may exercise your voting rights by indicating approval or disapproval on the voting form attached hereto and sending it or via the Internet. Please exercise your voting rights by no later than the end of business day (5:30 PM) on Monday, June 27, 2011.

1.	Date and Time:	10:00 A.M., Tuesday, June 28, 2011

2.	Place:	KKR Hotel Tokyo
11th floor, Room Kujaku
1-4-1 Otemachi, Chiyoda-ku, Tokyo, Japan

3.	Agenda of the Meeting:

Subjects to be Reported:

1.	Business report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the board of company auditors for the 19th term (from April 1, 2010 to March 31, 2011)
2.	Non-consolidated financial statements for the 19th term (from April 1, 2010 to March 31, 2011)

Subjects to be Resolved:

Item 1: Appropriation of Retained Earnings
Item 2: Election of Four Directors
Item 3: Payment of Retirement Allowances for Termination Resulting from the Abolition of the Retirement Allowance Plan for Directors
Item 4: Determination of Amount and Contents of Remunerations concerning Stock-Compensation-Type Stock Options for Directors

4.	Notice to Shareholders

With regard to the documents attached hereto, if there are any changes to be notified to the shareholders up to the day prior to the ordinary general meeting of shareholders, you may be notified by mail or IIJ’s web site at http://www.iij.ad.jp/IR/. (Japanese only)

(Attachment)

Business Report for the 19th Fiscal Year

1. Matters Regarding the Current Status of the IIJ Group

(1) Progress and Results of the Business

At the beginning of fiscal year ended March 31, 2011 (“FY2010”), the Japanese economic situation has shown some sign of slight recovery with corporate earnings improving and capital expenditures increasing, however after summer, the recovery of the Japanese economy is at a halt with exports decreasing due to strengthening of yen and weak consumer spending with the economic stimulus package ending. While the Japanese economy is expected to improve due to the recovery in global economy and economic stimulus packages, we must keep an eye on the down side risks from the Tohoku Pacific Earthquake, financial market and crude oil prices.
For the data communication market, demands for outsourcing service continued its steady growth followed by the robust attention towards cloud computing. For systems integration (“SI”), although there are SI projects, they are mainly mid- to small sized projects and companies are yet withholding IT investments. While we anticipate recovery in demands of SI, when demands will pick up are yet uncertain as there are effects from the Tohoku Pacific Earthquake.
Under these circumstances, to further strengthen our outsourcing related service line-ups, we have introduced many new services and solutions. Among many other, we have introduced series of cloud computing services “IIJ GIO”, an ASP-based foreign exchange (FX) platform service, a service to centrally control devices such as iPad. We also began the construction a data center using outside-air cooled container units in the outskirts of Japan to meet the demands of the cloud computing era. We have complete the transaction to acquire the subsidiary of AT&T Japan LLC and began its operation by the name “IIJ Global Solutions Inc.” (“IIJ Global”) on September 1, 2010.
As for our FY2010 financial results, our network service revenues were JPY51,662 million, up 39.7% YoY (JPY36,972 million for FY2009) as there were additional revenue of 7 months related to IIJ Global and the continued growth of outsourcing services revenues. SI revenues were JPY29,444 million, down 2.1% YoY (JPY30,071 million for FY2009). While SI construction revenue increased due to the accumulation of projects and there were IIJ GIO related revenues accumulation, the affect from the revenue decrease by a single large SI contract was large and there were effects from projects becoming smaller in sizes and affects from the Tohoku Pacific Earthquake.
For operating income, while SI gross margin decreased resulting from the scale-down of a certain large client, gross margin for network service increased and operating loss related to the ATM operation business decreased, as a result, operating income was JPY4,141 million, up 21.4% YoY (JPY3,412 million for FY2009).
Income before income tax expenses were JPY3,834 million, up 34.1% YoY (JPY2,859 million for FY2009) as operating income increased and other expense decreased as impairment losses on equity securities decreased.
Income attributable to IIJ was JPY3,203 million, up 43.4% YoY  (JPY2,234 million for FY2009)as deferred income tax expenses decreased.
In segments, revenues for network services and SI business segment was JPY82,357 million, up 20.7% YoY (JPY68,228 million for FY2009) and operating income was JPY4,813 million, up 8.5% YoY (JPY4,435 million for FY2009). For ATM operation business, revenues were JPY516 million, up 150.0% YoY (JPY207 million for FY2009) and operating loss was JPY643 million, down 35.8% YoY (JPY1,001 million for FY2009) as revenues increased and overall costs were reduced.

The status of our business by the type of services is as below:

[Network services]
Network services revenues were JPY51,662 million, up 39.7% YoY (JPY36,972 million for FY2009).
Revenues for Internet connectivity service for corporate use was JPY14,005 million, up 1.1% YoY (JPY13,847 million for FY2009). While IP service revenues were affected by the migration of certain large IP contracts and price down pressure at the beginning of the fiscal year, IIJ mobile service and broadband connectivity services increased, respectively.
Revenues for Internet connectivity services for home use were JPY 6,525 million, down 4.8% YoY (JPY6,854 million for FY2009) due to the continuous cancellation of old network services and the planned service termination of one of our OEM clients. There were also affects from exemption of services fees for those individual users affected by the Tohoku Pacific Earthquake.
WAN Services revenue were JPY16,100 million, up 530.5% YoY (JPY2,553 million for FY2009). There were additional revenues related to IIJ Global of 7 months.
Outsourcing services revenue were JPY15,032 million, up 9.6% YoY (JPY13,718 million for FY2009). Services such as anti-spam email services, web security service, data center related services and contents delivery services increased, respectively.
Cost of Network service was JPY41,678 million, up 36.5% YoY (JPY30,533 million for FY2009) due to the increase in circuit related and outsourcing related costs mainly related to IIJ Global of 7 months. Gross margin for network services was JPY9,984 million, up 55.0% YoY (JPY6,439 million for FY2009) and gross margin ratio was 19.3%, up 1.9% YoY.

[Systems integration]
SI revenues were JPY29,444 million, down 2.1% YoY (JPY30,071 million for FY2009).
As for systems construction, despite the scale-down from a certain large client (decrease in revenues by JPY3 billion YoY) and affects by the Tohoku Pacific Earthquake, mid- to small sized construction projects accumulated and systems construction projects accompanied by the introduction of cloud computing services increased. As a result, systems construction revenues increased to JPY11,937 million, up 5.1% YoY (JPY11,354 million for FY2009). Systems operation and maintenance revenues, a recurring revenue, was JPY17,507 million, down 6.5% YoY (JPY18,717 million for FY2009). Revenues in relation to cloud computing services steadily increased, but the scale-down from a certain large client was very large (decrease in revenues by JPY2 billion YoY).
The order backlog for systems construction and equipment sales was JPY3,796 million, up 20.0% YoY (JPY3,164 million for FY2009). The order backlog for systems operation and maintenance was JPY 11,347 million, up 9.2% YoY (JPY10,395 million for FY2009).
Cost of SI revenues was JPY22,467 million, up 2.6% YoY (JPY21,904 million for FY2009) mainly due to the increase in network operation related and personnel related costs. Gross margin for SI was JPY6,977 million, down 14.6% YoY (JPY8,167 million for FY2009) in relation to the scale down of a large contract, downside effect from the earthquake, the increase in network operation related and personnel related costs from the commencement of cloud computing service “IIJ GIO” and a low margin project in 4Q10.Gross margin ratio was 23.7%.

[Equipment sales]
Equipment sales revenues was JPY796 million, up 5.3% YoY (JPY756 million for FY2009) and cost of equipment sales was JPY683 million, up 5.2% YoY (JPY649 million for FY2009).
Gross margin for equipment sales was JPY113 million (JPY107 million for FY2009), and gross margin ratio was 14.2%.

[ATM operation business]
The ATM operation business is provided through our consolidated subsidiary, Trust Networks Inc. (“Trust Networks”). It operates bank ATM and receive commission for each withdrawal. Revenue for ATM operation business was JPY516 million (JPY207 million for FY2009).
Cost of ATM operation business revenues was JPY 1,000 million (JPY964 million for FY2009). Outsourcing related costs were reduced. Gross loss for ATM operation business was JPY484 million(JPY 757 million for FY2009).

(2) Capital Expenditures
Capital expenditures (including capital lease) for FY2010 was JPY 6,752 million. There were investments for servers related to IIJ GIO, equipment purchase for our large clients and systems development and equipment purchases for our new services.

(3) Financing
On September 1, 2010, IIJ acquired 100% stake in the 100% subsidiary of AT&T Japan LLC which mainly provides domestic network outsourcing service business such as the Wide Area Network (“WAN”) services. To meet the funding for this acquisition, we borrowed JPY9.0 billion in short-term borrowings from Japanese banks in September 2010.

(4) Transfers of Business, Split-offs or Spin-offs
There is nothing to report on this subject.

(5) Transfers of Business from Other Companies
There is nothing to report on this subject.

(6) Succession to the Rights and Responsibilities of Other Companies through Mergers and Acquisitions
On April 1, 2010, IIJ has merged two of its 100% owned consolidated subsidiaries, IIJ Technology Inc. ("IIJ-Tech") and IIJ Financial Systems Inc. ("IIJ-FS"), which mainly provides systems integration.

(7) Acquisition or Disposal of Shares and Other Equities or Warrants of Other Companies
On September 1, 2010, IIJ acquired 100% stake in the 100% subsidiary of AT&T Japan LLC which mainly provides domestic network outsourcing service business such as the WAN services and global network related services for JPY9.2 billion. The subsidiary began its operation under the name IIJ Global.

(8) Issues that the Group Faces
When looked at the data communication market in the 3 to 5 year term, the cloud computing services in Japan are expected to rapidly increase, and alongside, the network systems that were closed internally, separated from the internet shall be outsourced. We believe this is a great business opportunity for us. We have 15 years of experience providing outsourcing services, pioneering technological skills to develop network services with our own operated network –facilities throughout Japan and strong relationships with over 6,500 blue chip customers. Along with the advance of cloud computing, the business model of systems integrators are at a paradigm shift, their business model of providing systems construction shift to providing services, moving closely to the business model of service providers. The competition between systems integrators and service providers would become even more chaotic and the positions of each participant shall change.
In such business environment, we would like to become the top-rated cloud service provider for Japanese commercial use and in order to become one, we acknowledge that we need to scale-up our business in a timely manner to be able to make the necessary business investments.
Maximizing our position as the first commercial use network related and cloud computing related service provider, we would like to seize the cloud computing related market which is in the phase of starting-up. In order to do so, we are going to continue to provide highly reliable, value added and yet highly price competitive services and solutions. We are going to enhance our sales channels including strong partnership. We also acknowledge that to merit from scale, we shall also focus on preparing packaged services and sales channels for mid- to small-size companies. For these business developments, we acknowledge that to conduct further thorough cost and investment control and accumulate profit each year is very important. Further, We also believe that it is very important for us to increase global network service line-ups for those Japanese companies looking to take their business abroad. We expect to star-up global related business in the mid-term by cooperating with IIJ Global which we acquired this fiscal year. We also believe that M&A would be a strong way to scale-up our business and to gain business resources and we would like to actively but carefully consider and discuss each opportunity.
We would like to further accelerate our business developments aiming for our business to scale-up to the level such as doubled in the coming five years or so with our every effort. Continued support from our shareholders would be very much appreciated.
We would like to express our deepest condolences to those who have lost loved ones in the earthquake and tsunamis.

(9) Historical Data of Assets and Income
(JPY thousands except per share data)
	16th fiscal Year	17th fiscal Year	18th fiscal Year	19th fiscal Year
	FY2007	FY2008	FY2009	FY2010
Revenues	66,835,299	69,730,730	68,006,380	82,418,206
Operating income	4,759,364	2,917,382	3,411,585	4,141,042
Net income attributable to IIJ	5,176,589	1,419,304	2,234,138	3,203,368
Basic net income attributable to IIJ per	JPY 25,100	JPY 6,918	JPY 11,030	JPY15,808
Total assets	55,702,546	52,301,199	51,115,450	71,472,989
Total IIJ shareholders’ equity	24,980,713	25,169,184	27,319,577	29,652,287
Total IIJ shareholders’ equity per share	JPY 120,985	JPY 124,265	JPY 134,882	JPY146,298
(Notes)
1.	IIJ’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America.
2.	Basic net income attributable to IIJ per share is calculated based on the basic weighted-average number of common shares outstanding during the fiscal year.
3.	Total IIJ shareholders’ equity per share is calculated based on the total number of common shares (excluding treasury stock) outstanding at the end of each fiscal year.

(10) Items of the Principal Parent Companies and Subsidiaries

Principal Subsidiaries
Name of company	Common stock (JPY thousands)	Ownership	Primary business
IIJ Innovation Institute Inc.(“IIJ-II”)	75,000	100.0%	R&D and incubation business for the next generation internet
IIJ Global	490,000	100.0%	Provides domestic network outsourcing related services
IIJ America Inc. (“IIJ-A”)	USD2,530,000	100.0%	Operation of backbone networks and provision of Internet connectivity services in the U.S.
Trust Networks	300,000	77.8%	Operation of ATMs and ATMs networks
Net Care, Inc. (“Net Care”)	400,000	100.0%	Operation and monitoring of network systems, customer service support and call centers
Net Chart Japan, Inc. (“Net Chart”)	55,000	100.0%	Development of networks, construction, operation and maintenance and sales of network-related equipment
hi-ho Inc. (“hi-ho”)	240,000	100.0%	Provision of Internet connectivity services for home use
(Notes)   We have merged our 100% consolidated subsidiary, IIJ-Tech and IIJ-FS on April 1, 2010.

As of the end of FY2010, the number of consolidated subsidiaries was eight(8) and the number of equity-method investees was four (4).

(11) Major Business Lines
Our major business lines are to provide network services, systems integration, equipment sales and ATM operation business.

(12) Major Offices

Name	Address	Functions
IIJ	Headquarters	Chiyoda-ku, Tokyo
	Branch and sales offices	Osaka-shi, Nagoya-shi, Fukuoka-shi, Sapporo-shi, Sendai-shi, Toyama-shi, Hiroshima-shi, Yokohama-shi, Toyota-shi and Naha-shi
IIJ-II	Headquarters	Chiyoda-ku, Tokyo
IIJ Global	Headquarters	Minato-ku, Tokyo
	Office	Osaka-shi, Nagoya-shi, Fukuoka-shi
IIJ-A	Headquarters	California, the United States
Trust Networks	Headquarters	Chuo-ku, Tokyo
Net Care	Headquarters	Chiyoda-ku, Tokyo
Net Chart	Headquarters	Yokohama-shi,
hi-ho	Headquarters	Chiyoda-ku, Tokyo
(Notes)
1.	There were no material affect to our Tohoku branch related to the Tohoku Pacific Earthquake.
2.	Trust Network and IIJ Global moved its headquarters to Chiyoda-ku, Tokyo in May, 2011.

(13) Employees

Number of employees	Change from the end of FY2009
1,944	+257
(Note)
The above figures include employees and contracted employees and exclude employees seconded from other companies.

(14) Major Borrowings

Source	Balance (JPY thousands)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,650,000
Mizuho Corporate Bank, Ltd.	3,550,000
Sumitomo Mitsui Banking Corporation	3,450,000
Mitsubishi UFJ Trust and Banking Corporation	2,200,000

2. Matters Regarding Shares of the Company

(1) Number of shares authorized: 377,600 shares
(2) Number of shares issued and outstanding: 206,478 shares (Including treasury stock: 3,794 shares)
(3) Number of shareholders at the end of FY2010: 4,224
(4) Major shareholders:

Name of shareholders	Number of shares held (shares)	Shareholding Ratio (%)
Nippon Telegraph and Telephone Corporation	50,475	24.9%
Koichi Suzuki	12,915	6.4%
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Note 1)	11,994	5.9%
Itochu Corporation	10,430	5.1%
NTT Communications Corporation	10,200	5.0%
Japan Trustee Services Bank, Ltd (Trust account)	8,560	4.2%
Goldman. Sachs & Co. Reg	6,561	3.2%
Morgan Stanley & Co. Inc	6,532	3.2%
The Dai-ichi Mutual Life Insurance Company, Limited	6,365	3.1%
Mizuho Corporate Bank, Ltd.	3,560	1.8%
(Notes)
1. The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of The Bank of New York Mellon, which is the depositary of IIJ’s ADRs, and the number of shares held by The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is equivalent to the number of ADRs outstanding.
2. Shareholding ratio is calculated by deducting treasury stock from total shares issued.

(5) Other important matters regarding shares
There is nothing to report on this subject.

3. Matters Regarding the Company’s Stock Acquisition Rights

(1) Stock Acquisition Rights Granted to and Held by IIJ’s Officers in Compensation for Exercise of their Duties

Stock Acquisition Rights, stated in the below, were issued pursuant to Articles 280-19-1 of the Commercial Code of Japan.

Date of shareholders’ meeting	June 27, 2001
	Directors (excluding outside directors)	Outside directors	Company auditors
Number of granted people	5	-	1
Number of stock acquisition rights	65	-	20
Number of shares	325	-	100
Kind of stock	Shares of common stock
Issue value of new shares	JPY 334,448
Exercise term	From June 28, 2003 to June 27, 2011
Conditions for exercise
1 The awardees of the rights shall not assign, transfer, or pledge the awarded rights to any third party or dispose of the same in any manner.
2　Notwithstanding paragraph (1) above, in the event of the death of the awardee, its estate shall have the right to exercise the awardee’s rights.
Provided, however, that the life of such rights shall be (1) year after the date of death.
3 Conditions for exercise and matters of the subscription of rights determined shall be stated by the agreement on the award of subscription rights executed between the Company and its directors and employees.
4　Awardees of the rights shall be entitled to exercise the said rights, in full or in part, as long as they are officers or employees of the Company, its subsidiaries, or affiliates, companies 20% or more owned by the Company.

(2) Stock Acquisition Rights Granted to Employees in Compensation for Exercise of their Duties during the current Fiscal Year
There is nothing to report on this subject.

4. Matters Regarding Corporate Officers of the Company

(1) Directors and Company Auditors

Position in the Company	Name	Business in charge or important concurrent posts
Representative Director and President	Koichi Suzuki	CEO (Important concurrent posts) Director of IIJ Global Chairman of the Board of IIJ-A President of Net Care Chairman of hi-ho President of Internet Multifeed Co.
Director and Vice President	Senji Yamamoto	Chairman of the Board of IIJ Global
Senior Managing Director	Hideshi Hojo	Division Director of Enterprise Business Division 1, Business Unit
Senior Managing Director	Takeshi Kikuchi	Division Director of Enterprise Business Division 2, Business Unit
Senior Managing Director	Hitoshi Imafuku	Division Director of Business Unit of Regional Division
Managing Director	Takamichi Miyoshi	General Manager of Strategy Planning Division
Managing Director	Akihisa Watai	CFO
Director	Yasurou Tanahashi	Outside Director of Murata Manufacturing Co., Ltd. Outside Director of Yokokawa Electric Corporation
Director	Takashi Hiroi	General Manager of Business Planning Division of Nippon Telegraph and Telephone Corporation (“NTT”)
Director	Junnosuke Furukawa	Director Advisor of THE FURUKAWA RINGYO CO. ,LTD
Director	Shingo Oda	Outside Director of IT Holdings Corporation
Director	Yoshifumi Nishikawa	Honorary Advisor of Sumitomo Mitsui Banking Corporation
Full-time company auditor	Kazuhiro Ohira
Full-time company auditor	Shunichi Kozasa
Company auditor	Masaki Okada	Attorney at law Deputy Secretary General of Japan Federation of Bar Associations
Company auditor	Masaaki Koizumi	Japanese Certified Public Accountant Outside Director of Life Net Insurance Inc.
(Notes)
1.	Business in charge or representatives of other organizations is stated as of March 31, 2011.
2.	Directors who assumed or left offices during the fiscal year ended March 31, 2011, are as follows:
Assumption of office: June 25, 2010
Director Takeshi Kikuchi
Director Yoshifumi Nishikawa
Retirement of office: June 25, 2010
Director Kiyoshi Ishida
Resignation of office: June 25, 2010
Director Chiaki Furuya
Director Kazuhiro Tokita
Director Junichi Shimagami
Auditor  Junichi Tate
Auditor  Hirofumi Takahashi
Chiaki Furuya, Kazuhiro Tokita, Junichi Shimagami and Kiyoshi Ishida has been appointed as Executive Officers of the Company on April 1, 2010 and are involved in the business of the Company.

3.	The post, position and significant concurrent posts of Directors and Coporate Auditors and has been changed accordingly.
Name	Position and Business in charge or important concurrent posts
	Before change	After change	Date of change
Senji Yamamoto	Director	Director and Vice President	April 1, 2010
Takamichi Miyoshi	Director	Managing Director	April 1, 2010
Akihisa Watai	Director	Managing Director	April 1, 2010

4.	Yasurou Tanahashi, Takashi Hiroi, Junnosuke Furukawa and Shingo Oda are outside directors, defined in Item 15, Article 2 of the Company Law of Japan.
5.	Kazuhiro Ohira, Masaki Okada and Masaaki Koizumi are outside company auditors.

6.
Outside company auditors, Yasurou Tanahashi, Junnosuke Furukawa and Shingo Oda, and Company Auditors, Masaki Okada and Masaaki Koizumi are Independent Directors as specified by the Tokyo Stock Exchange.

7.	Masaaki Koizumi, a company auditor, is a Japanese Certified Public Accountant and has extensive expertise in finance and accounting
8.	Relationship between IIJ and those companies that our Directors hold important concurrent posts
NTT is IIJ's Major Shareholder (holds 50,475 shares of IIJ)
There is no special relationship between IIJ and Murata Manufacturing Co., Ltd.
There is no special relationship between IIJ and Yokokawa Electric Corporation.
There is no special relationship between IIJ and Furukawa Ringyo Co., Ltd
There is no special relationship between IIJ and IT Holdings Corporation
There is no special relationship between IIJ and Japan Federation of Bar Associations
There is no special relationship between IIJ and Life Net Insurance Inc.

(2) Executive Officers (As of April 1, 2011)
Name	Title	Principal position
Tsutomu Yoshihara	Senior Executive Officer	CIO,CISO
Chiaki Furuya	Senior Executive Officer	Division Director of Administrative Division
Masayoshi Tobita	Executive Managing Officer	Deputy Division Director of Administrative Division and General Manager of Administrative Division Operation Management Department
Kazuhiro Tokita	Executive Managing Officer	Division Director of Financial System Business Division, Business Unit
Junichi Shimagami	Executive Managing Officer	Division Director of Service Division
Kiyoshi Ishida	Executive Officer	Division Director of SEIL Business Unit
Yasumitsu Iizuka	Executive Officer	Division Director of Government Public & Educational Organization Business Division, Business Unit
Kokichi Matsumoto	Executive Officer	Division Director of Marketing Division, Business Unit
Koichi Maruyama	Executive Officer	In charge of Enterprise Business Division 3 and Global Business
(Notes)
1. Tsutomu Yoshihara, Chiaki Furuya, Masayoshi Tobita, Kazuhiro Tokita, Junichi Shimagami, Kiyoshi Ishida, Yasumitsu Iizuka and Kokichi Matsumoto was appointed Executive Officer of the Company on April 1, 2010, respectively.
2. Koichi Maruyama was appointed Executive Officer of the Company on April 1, 2011.

(3) Total Remuneration to Directors and Auditors
16 Directors: JPY 263,674 thousand (including JPY 13,600 thousand for 3 outside directors)
6 Auditors: JPY 24,114 thousand (including JPY 16,724 thousand for 4 outside company auditors)

(Notes)
1.	Remunerations include JPY 52,820 thousand paid for the reserve for directors’ and company auditors’ retirement benefits.
2.
Besides the price paid above, retirement allowance of JPY 20,030 thousand to four retired directors and one company auditor were paid which was resolved at the 18th ordinary general meeting of shareholders of the Company held on June 25, 2010.

3.
We have resolved that the yearly amount of remuneration, etc. (including bonus) for the Directors to be JPY 500 million yen or less (including bonus) and JPY 100 million (including bonus) or less for the Company Auditors at the 16th ordinary general meeting of shareholders of the Company held on June 27, 2008.

(4) Outside Directors and Auditors

(i) Important concurrent offices of executive directors and outside director at other companies
This is as described in the list of (1) Directors and Company auditors above.

(ii) Main activities during the current fiscal year

	Name	Principal Activities
Director	Yasurou Tanahashi	Attended 11 of the 15 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Takashi Hiroi	Attended 11 of the 15 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Junnosuke Furukawa	Attended 11 of the 15 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Shingo Oda	Attended 13 of the 15 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Company auditor	Kazuhiro Ohira
Attended all 11 of the board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all 12 of the board of company auditors held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit as a full-time company auditor.

Company auditor	Masaki Okada
Attended 10 of the 15 board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended 11 of the 14 board of company auditors held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

Company auditor	Masaaki Koizumi
Attended 14 of the 15 of the board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all 14 of the board of company auditors held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

(Note)
1.	The number of the board of directors meetings held during the fiscal year does not include a resolution by the board of directors by a letter pursuant to Article 370 of the Corporation Law in Japan.
2.	The principal activities of Kazuhiro Ohira, outside company auditor, are from after his assumption of office on June 25, 2010.

(iii) Outline of liability limitation contracts
The Company has concluded agreements with outside directors and company auditors (excluding Full-time company auditor, Kazuhiro Ohira) to indemnify them for personal liability as provided in Article 427, Paragraph 1 of the Company Law. The agreements stipulates that in the event outside directors and company auditors have acted good faith and without gross negligence, the outside director’s and company auditor’s liability to the Company shall be limited to JPY 10,000 thousand or the minimum amount of liability stipulated under Article 427, Section 1 of the Company Law, whichever is height.

(iv) Total amount of compensations received from the subsidiaries
There is nothing to report on this subject.

5. Accounting Auditors

(1)	Name of Accounting Auditor:
Deloitte Touche Tohmatsu LLC

(2)	Accounting Auditor Remuneration for the fiscal year

(i)Remuneration for accounting auditor this fiscal year	JPY 124,167 thousand
(ii)Total cash or proceeds from other assets that should be paid by the Company or its subsidiaries	JPY 139,167 thousand
(Note)
The audit contract between the Company and the accounting auditor does not distinguish between remuneration paid for audits, therefore, the (i) are total amounts. Remuneration for accounting includes, audits performed for the financial statement for the Corporation Law in Japan, for the Financial Products Exchange Law in Japan and for the quarterly review in accordance with the standards of the PCAOB, audit performed for internal control in accordance with the standards of the PCAOB and the audit performed for internal controls in accordance with the Financial Products Exchange Law in Japan.

(3) Non-audited operations
There is nothing to report on this subject.

(4) Policy for Dismal or Refusal to Rehire an Accounting Auditor
In addition to reasons owning to the Company, the Company will consider dismissal or refusal to rehire an accounting auditor if it is determined that the accounting auditor violated or acted contrary to the Company Law, Certified Public Accountant Law, or related laws, or acted contrary to good public order or customs.

6. Policies and Systems of the Company

(1)   Systems for ensuring the compliance of directors with the law and articles of incorporation, and systems for ensuring the proper execution of other duties

The details of the resolution by the Board of Directors of the Company are as follows:

1. Systems for ensuring the compliance of Directors and employees with the law and articles of incorporation in the execution of their duties
(1)
The company will establish a code of ethics that sets for a standard of conduct and requires strict adherence to the law. In addition, the Company will establish regulations for applying the laws regarding the prevention of insider trading, the protection of personal information, among others.

(2)	The company will establish a system for appointing the necessary personnel to ensure compliance with the law, and for consulting with lawyers and other experts outside the Company.
(3)
The company will establish an internal reporting system for reporting any legal violations, and will maintain an internal notification system that enables people to contact the Board of Company Auditors while protecting the person reporting.

(4)
An Office of Internal Audits under the direct control of the president will conduct internal audits on a regular basis, indicating where each division could improve compliance with the law, and overseeing the improvements.

(5)
For legally required reports, ad hoc reports, and other types of releases, the Company will establish a Disclosure Committee whose members consist of Directors, External Directors, executive officers and Auditors, whom will evaluate the content for appropriateness and completeness, and approve any material to be released.

2. Systems for Preserving and Managing Information Related to the Execution of Duties by Directors
(1)
Basic policy and procedures regarding the handling of information assets will be set and followed in the handling of information and documents related to the execution of duties by Directors (“performance information”), these policies and procedures will detail who is responsible for managing the information, how long the information is to be stored, how it is to be stored, measures for countering loss or leakage of the information, and proper management of the information. The management of this information will be reviewed on a regular basis.

(2)
The company will create a system that ensures the proper filing of performance information (committing it to electronic storage when necessary), and that enables the quick verification of the existence, condition, and content of these documents. In addition, the system will allow people with the proper authority to view documents related to the Auditors and others without delay.

(3)	The duties related to the above fall under the jurisdiction of the Chief Information Security Officer (or Executive Officers) and the Chief Document Management Officer (or Executive Officers).
3. Regulations Governing Risk Management and Other Systems
(1)
The Director (or Executive Officers) that oversees the operation of each division will identify the risks defined by the governing regulations, evaluate these risks, and develop measures to counter these risks, as well as review them on a regular basis.

(2)	For certain risk categories, a Review Committee will be established to evaluate the risk and to develop countermeasures.
(3)	A Business Continuity Plan will be developed to address potential emergency situations.
(4)
An Internal Auditor Office under the direct control of the President will conduct internal audits on a regular basis, indicating where each division could improve operations, including risk management, and overseeing the improvements.

4. Systems for Ensuring the Efficient Execution of Duties by Directors
(1)
A business plan for each fiscal year will be created in line with management objectives, and each operation will actively seek to achieve the goals put forth in the plan. In addition, regular progress reports will be submitted and reviewed to monitor progress on each target.

(2)
In management of operations, all issues that should be decided by the Board of Directors in accordance with the Regulations of the Board of Directors will be strictly decided by the Board, and as a basic rule of the decision-making process, sufficient documentation on the issue to be decided will be distributed to all Board members in advance.

(3)
In the execution of daily duties, authority will be delegated based on scope of authority regulations and division of duties regulations, and managers at each level will execute their duties while complying with the rules of the decision making process.

(4)	To reinforce the Board of Directors’ authority, a certain number of people with notable management acumen will be appointed as External Directors.
5. Systems for Ensuring the Proper Operation of Corporate Groups Formed by Subsidiaries
(1)
Subsidiaries will be managed based on the subsidiary management regulations, which are the basic policy of subsidiary management, and an agreement will be made with the parent company regarding the management of the subsidiary.

(2)	Subsidiaries will report on required items, and a system for consultation will be established.
(3)	To impose internal control on important items, regulations governing the entire corporate group will be established, and subsidiaries will be required to comply with them.
(4)	The Company’s Internal Audit Office will perform internal audits of subsidiaries.
6. Providing Assistance to Auditors
  An Office of Internal Audits will be established and personnel appointed to internal audits on a full-time basis, and these personnel will work closely with the Auditors.
7. Assistants to the Auditors will be Independent of the Directors
(1)	The selection, appointment, and transfer of personnel assigned to the Office of Internal Audits will be done with full consideration of the opinion of the Board of Company Auditors.
(2)	The Office of Internal Audits is under the direct control of the president.
8. Systems for Directors and Assistants to Report to Auditors, and Other Systems for Reporting to Auditors
(1)
Directors and assistants will comply with the Regulations of the Board of Company Auditors, and they will provide the necessary reports on a regular basis or when requested by an Auditor or the Board of Company Auditors.

(2)	Deliberative bodies involved in important decision making, such as the Disclosure Committee, will include Auditors as members.
9. Other Systems for Ensuring Effective Execution of Audits
(1)	To ensure that the Board of Company Auditors can properly execute their duties, a sufficient budget will be created and the necessary external experts retained.
(2)
To preserve the independence of the Independent Auditors, they are prohibited from engaging in specific non-auditing related services. In addition, the Board of Company Auditors must approve any auditing and auditing related services to be provided by the Independent Auditors.

(3)	A financial expert will be appointed to one or more Auditors.

(2) Basic Policy for Managing Corporations
There is nothing to report on this subject.

Consolidated Balance Sheets
As of March 31, 2011
 (Unit: JPY thousands)
CURRENT ASSETS:
Cash and cash equivalents	13,313,615

Accounts receivable, net of allowance for doubtful accounts of JPY 44,002 thousand	16,431,374

Inventories	601,088
Prepaid expenses	1,680,158
Deferred tax assets - Current	978,263
Other current assets, net of allowance for doubtful accounts of JPY720 thousand	1,533,185
Total current assets	34,537,683

INVESTMENTS IN EQUITY METHOD INVESTEES	1,251,990
OTHER INVESTMENTS	2,794,046
PROPERTY AND EQUIPMENT, net of accumulated depreciation	16,480,724
GOODWILL	5,788,333
OTHER INTANGIBLE ASSETS, net of accumulated amortization -net	6,054,503
GUARANTEE DEPOSITS	1,889,796
DEFERRED TAX ASSETS - Noncurrent	16,393
OTHER ASSETS, net of allowance for doubtful accounts of JPY81,448 thousand and net of loan loss valuation allowance of JPY 16,701thousand	2,659,521
TOTAL	71,472,989

CURRENT LIABILITIES:
Short-term borrowings	13,430,000
Capital lease obligations—current	2,787,955
Accounts payable	13,574,152
Accrued expenses	1,889,891
Deferred income	1,667,336
Other current liabilities	816,117
Total current liabilities	34,165,451
CAPITAL LEASE OBLIGATIONS - Noncurrent	3,626,565
ACCRUED RETIREMENT AND PENSION COSTS - Noncurrent	1,567,050
DEFERRED TAX LIABILITIES - Noncurrent	609,412
DEFERRED INCOME – Noncurrent	1,270,984
OTHER NONCURRENT LIABILITIES	592,177
Total Liabilities	41,831,639
COMMITMENTS AND CONTINGENCIES	-

EQUITY:
IIJ stockholders’ equity:
Common stock—authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2011	16,833,847
Additional paid-in capital	27,318,912
Accumulated deficit	(14,023,259)
Accumulated other comprehensive loss	(85,134)
Treasury stock – 3,794 shares held by the company	(392,079)
Total IIJ shareholders' equity	29,652,287
NONCONTROLLING INTERESTS	(10,937)
Total equity	29,641,350
TOTAL	71,472,989

Consolidated Statements of Income
From April 1, 2010 through March 31, 2011

(Unit: JPY thousands)
REVENUES:
Network services:
Internet connectivity services(corporate use)	14,004,608
Internet connectivity services(home use)	6,525,128
WAN Services	16,100,046
Outsourcing services	15,031,785
Total	51,661,567
Systems integration
Systems Construction	11,936,581
Systems Operation and Maintenance	17,507,099
Total	29,443,680
Equipment sales	796,385
ATM operation business	516,574
Total revenues	82,418,206
COST AND EXPENSES:
Cost of Network services	41,678,052
Cost of systems integration	22,466,436
Cost of equipment sales	683,285
Cost of ATM operation business	1,000,470
Total cost	65,828,243
Sales and marketing	6,616,013
General and administrative	5,479,176
Research and development	353,732
Total cost and expenses	78,277,164
OPERATING INCOME	4,141,042
OTHER INCOME(EXPENSE):
Interest income	23,113
Interest expense	(268,129)
Foreign exchange losses	(31,975)
Net gains on sales of other investments	105,252
Losses on write-down of other investments	(179,829)
Other—net	44,515
Other expense—net	(307,053)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	3,833,989
INCOME TAX EXPENSE	955,697
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	122,667
NET INCIOME	3,000,959
LESS:NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	202,409

NET INCOME ATTRIBUTABLE TO IIJ	3,203,368

Consolidated Statements of Shareholders' Equity
From April 1, 2010 through March 31, 2011

(Unit: JPY thousands)
	Total Equity	Comprehensive income	IIJ shareholders’ equity
			Accumulated deficit	Accumulated other comprehensive income(loss)
BLANCE, APRIL 1,2010	27,363,703		(16,720,092)	168,769
Subsidiary stock issuance	-
Comprehensive income:
Net Income (loss)	3,000,959	3,000,959	3,203,368
Other Comprehensive loss,net of tax	(253,903)	(253,903)		(253,903)
Total comprehensive income	2,747,056	2, 747,056
Payment of dividends	(506,535)		(506,535)
Disposal of Treasury stock	37,126
BALANCE, MARCH 31,2011	29,641,350		(14,023,259)	(85,134)

	IIJ shareholders’ equity			NONCONTROLLING INTERESTS
	Common stock	Treasury Stock	Additional Paid-in Capital
BLANCE, APRIL 1,2010	16,833,847	(406,547)	27,443,600	44,126
Subsidiary stock issuance			(147,346)	147,346
Comprehensive income:
Net Income (loss)				(202,409)
Other Comprehensive loss,net of tax
Total comprehensive income
Payment of dividends
Disposal of Treasury stock		14,468	22,658
BALANCE, MARCH 31,2011	16,833,847	(392,079)	27,318,912	(10,937)

Notes to Consolidated Financial Statements

1. Notes to Basic Significant Matters Regarding Presentation of Consolidated Financial Statements

1-1. Matters regarding scope of consolidation

(1) Number of consolidated subsidiaries and names of consolidated subsidiaries
Number of consolidated subsidiaries: 8
Names of consolidated subsidiaries: IIJ-II, IIJ Global, IIJ-A, GDX Japan Inc., Trust Networks, Net Care, Net Chart and hi-ho
IIJ Global became a 100% owned consolidated subsidiary on September 1, 2010.
On April 1, 2010, IIJ-Tech merged IIJ-FS, its 100% onwed consolidated subsidiary into IIJ-Tech. On the same date, IIJ merged IIJ-Tech, its 100% owned consolidated subsidiary, into IIJ.

1-2. Matters regarding equity method investees

(1) Number and names of equity method investees
Number of equity method investees: 4
Names of equity method investees: Internet Multifeed Co., Internet Revolution Inc., Trinity Inc.( Old:Taihei Computer Co.,Ltd.) and i-Heart, Inc.

1-3. Significant accounting policies

(1) Basis of presentation
The consolidated financial statements are prepared in accordance with generally acccepted accounting principles in the United States of America(US GAAP), under Article 3(1) of supplementary provisions of the Corporation Law (the ordinance of the Ministry of Justice No. 46 of 2009). However, certain disclosures required under US GAAP are omitted pursuant to the same provision.

(2) Appraisal method and policy of assets
a. Securities
IIJ accounts for its securities in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards codifications (“ASC”) 320 “Investments-Debt and Equity Securities”(formerly Statement of Financial Accounting Standards (“SFAS”) No.115 “Accounting for Certain Investments in Debt and Equity Securities”).
Available-for-sale securities are recorded at fair value as of the end of the fiscal year. (Realized gains or losses are determined on the moving average cost method.). Unrealized gains or losses (net of tax) are recorded in accumulated other comprehensive loss of shareholders’ equity.
Nonmarketable equity and debt securities are determined on the cost method. (Realized losses are determined on the moving average cost method.)
b. Inventries
Inventories consist mainly of network equipment purchased for resale and work-in-process for development of Internet network systems.
Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market.
Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market.

(3) Depreciation and amortization of property and equipment
Depreciation and amortization of property and equipment, are computed principally using the straight-line method. The useful lives for depreciation and amortization by major asset classes are as follows:
Buildings	20 years
Data communications, office and other equipment	2 to 20 years
Leasehold improvements	3 to 20 years
Construction other than buildings	20 years
Purchased software	5 years
Capitalized leases	4 to 7 years

(4) Leases
Capital leases, which meet specific criteria noted in ASC840, “Accounting for Leases”, are capitalized at the inception of the lease at the present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

(5) Impairment of long-lived assets
In accordance with ASC360 “Property, Plant, and Equipment”,(formerly SFAS No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”), IIJ evaluates the impairment of long-lived assets other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(6) Goodwill and other intangible assets
Goodwill is recognized primarily as the excess of the cost of an acquired shares of consolidated subsidiaries over the estimated fair value of the subsidiaries’ net assets acquired. In accordance with ASC350 “Intangibles-Goodwill and Other” (formerly SFAS No.142 “Good and Other Intangible Assets”), goodwill (including equity method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.
For those intangible assets of JPY5,844,188 thousands that have finite useful lives are amortized over 6 to 19 years, which mainly reflects the pattern of economic benefit over their estimated useful lives. In addition, of those customer relationships that were deemed to have indefinite useful lives as of March 31, 2009, JPY2,414,471 thousands were determined to have finite useful lives and were amortized over the estimated useful lives starting from FY2010. Accordingly, operating income and income from operations before income tax expense and equity in net income of equity method investees decreased by JPY112,709 thousand.

(7) Standard for allowance
a. Allowance for doubtful accounts
An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company’s past credit loss experience and an evaluation of potential losses in the receivables outstanding.
b. Pension and severance indemnities plans
In accordance with ASC715 “Compensation-Retirement Benefits” (foremerly SFAS No.87 “Employers’ Accounting for Pensions”, SFAS No.88 “Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS No. 158 “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans”), the cost of the pension plans and severance indemnities plans are accrued based on the fair value of those amounts determined as of the end of the fiscal year ended March 31, 2010. The unrecognized net obligation at the date of initial application is being amortized over 21 years using the straight-line method and for unrecognized actuarial losses, in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets is amortized over 14 years.

(8) Revenue Recognition
Network service revenues are billed and recognized monthly on a straight-line basis. Initital set up fees received in connection with network services are deferred and recognized over the estimated average period of the subscription foe each service.
System integration services arrangements can be divided into two major categories; (1) those in which the Company resells third-party off-the-shelf software and (2) those in which the Company does not resell or license any software products. The deliverables related to software in category (1) are subject to ASC985-605 “Software Revenue Recognition”. The deliverables in category (1) but are not subject to ASC985-605 “Software Revenue Recognition” are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements”. The deliverables in category (2) are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements” to determine the separate units of accounting. In addition, system construction service arrangements in both category (1) and (2), basically completes within three months and the revenues are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.
Equipment sales revenues are recognized when equipment is delivered and accepted by the customer.
The Criteria outlined in ASC605-45 “ Principal Agent Considerations” is evaluated in determining whether it is appropirate to record the gross amount of revenues and related costs or the net amount earned in reporting Equipment Sales.
ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATMs commission collected from each withdrawal are aggregated every month and recognized as ATM operation revenues.

 (9) Income Tax
Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.
ASC740 “Income Taxes”,(formerly FASB interpretation (“FIN”) No.48), was adopted for accounting for uncertainty in income taxes. The Company recognizes the financial statement effect of tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income.

 (10) Other significant accounting policies
a. Consumption tax
Consumption tax is separately recorded.
b. Application of consolidated tax declaration
The company applied the consolidated tax declaration.

1-4. Change in Presentation

(1) “Deferred tax liabilities-noncurrent” and “Deferred income-noncurrent”, which were previously included in “Other　noncurrent liabilities”, have been reclassified and shown in a separate line in the consolidated balance sheets. “Deferred tax liabilities-noncurrent” and “Deferred income-noncurrent” for the previous fiscal year were JPY 1,193,796 thousand and JPY 560,677 thousand, respectively.

(2) To reflect the acquisition of IIJ Global on September 1, 2010, "WAN services", which were components of "Outsourcing services revenues" were separately disclosed to clarify the contents of WAN services revenues. In addition, "Connectivity Services" was renamed to "Internet Connectivity Services".

2. Notes to Consolidated Balance Sheet
Amount equivalent to accumulated depriciation and amortization of property and equipment:  JPY 21,891,126 thousand

3. Notes to Consolidated Statements of Shareholders’ Equity
(1) Number of shares issued and outstanding as of March 31, 2011
Common stock     206,478 shares
(2) Dividend from surplus
(i) Amount of dividends paid
Resolution	Classes of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 25, 2010	Common stock	JPY 253,180 thousand	JPY 1,250	March 31, 2010	June 28, 2010
Board of Directors’ meeting held on November 15, 2010	Common stock	JPY 253,355 thousand	JPY 1,250	September 30, 2010	December 6, 2010

(ii) Dividends decleared during the year ended March 31, 2011 and to be paid during the next fiscal year.
Resolution	Classes of stock	A Source of dividend	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders to be held on June 28, 2011	Common stock	Retained earning	JPY 304,026 thousand	JPY 1,500	March 31, 2011	June 29, 2011

(3) Number of common stock to be acquired by exercising stock acquisition rights outstanding as of March 31,
Common stock     1,475 shares
(4) Other Comprehensive Loss
Other comprehensive Loss includes translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities, gains or losses on cash flow hedging derivative instruments and pension liability adjustments.

4. Notes to Financial Instruments
(1) Conditions of financial instruments
(i) The Company's policy for financial instruments
We primarily lease our network equipment under capital lease arrangements. Fund management(investment in financial instruments whose principals are guaranteed or short-term deposits) are principally made within its own money

(ii) Risks of financial instruments
- Account receivables are exposed to credit risks of customers.
- Available-for-sale equity securities are exposed to market volatility risks.
- Accounts payable are mostly due within one year.
- Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.

(iii) Risk management for financial instruments
- The Company controls crdit risk in accordance with its credit risk guideline
- The Company reviews the fair value of available-for-sale equity securities on a regular basis.
- The Company controls liquidity risk by adequately forecasting and managing liquidity needs.

(2) Fair value of financial instruments
Book value, fair value and differences as of March 31, 2011 are as follows. Financial instruments, of which are extremely difficult to evaluate tha fair value, are not included in the table below:

(Unit: JPY thousands)
	Amount recognized in Consolidated Balance Sheet	Market Value	Differences
(1) Cash and cash equivalent	13,313,615	13,313,615	-
(2) Accounts receivable	16,431,374	16,431,374	-
(3) OTHER INVESTMENTS
Available for sale equity securities	740,518	740,518	-
(4) Short-term borrowings	13,430,000	13,430,000	-
(5) Capital lease obligations—current	2,787,955	2,787,955	-
(6) Accounts payable	13,574,152	13,574,152	-
(7) Capital lease obligations—noncurrent	3,626,565	3,624,733	1,832
(Notes)
1.
Cash and cash equivalent, Accounts receivable, Short-term borrowings、Capital lease obligations-current and Accounts payable are stated at book value, because they are short-term and their book values are approximately the same as their fair values.

2.	Other investments
The fair values of available-for-sale securities are evaluated using quoted prices in active markets.
(i) The amount of available-for-sale securities between the book value and the acquisition cost are as follows:

(Unit: JPY thousands)
		Acquisition cost	Book value	Difference
Book value > Acquisition cost	Equity securities	144,158	443,568	299,410
Book value < Acquisition cost	Equity securities	346,598	296,950	(49,648)
Total		490,756	740,518	249,762
(ii) For available-for-sale securities, proceeds from sales were JPY155,571 thousand, gains from sales were JPY90,700 thousand.

3. Capital lease obligations-noncurrent
The balance of Capital lease obligations-noncurrent were calculated at the net present value of the future receipt amounts.

The future lease payments as of March 31, 2011 were as follows:

(Unit: JPY thousands)
Class	Less than 1 Year	1 to 2 years	2 to 3 years	3 to 4 years	More than 4 years
Capital lease obligations	2,934,383	1,916,165	1,195,241	583,074	52,443
4.
Investment in Equity method investee (book value of JPY1,251,990 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

5.
Nonmarketable equity securities and others included in other investments (book value of JPY2,053,528 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

6.
Deposits (book value of JPY1,889,796 thousand) is not included in the above because it is extremely difficult to evaluate fair value as the term of contract is uncertain and the timing for refund is not determined.

5. Notes to per share information

(1) Total shareholders’ equity per share: JPY 146,298.11
(2) Basic net income attributable to IIJ per share: JPY 15,807.86

6. Business Combination
On September 1, 2010, the Company acquired all shares of the new subsidiary established by AT&T Japan LLC for JPY9,170 million, which succeeded a part of the business, mainly the domestic network outsourcing services, provided by AT&TJLLC, AT&T Japan K.K and AT&T Japan Ltd. It began operations on September 1, 2010 under the name IIJ Global Solutions Inc.

This business acquisiton was conducted by acquiring all the stock of the new subsidiary (later renamed to IIJ Global) which was established by AT&TJLLC and which succeeded a part of the business provided by AT&TJLLC, AT&T Japan K.K and AT&T Japan Ltd. ("AT&T Japan"). The value of the stock acquired was determined by the future cash flow of the new subsidiary.
The acquisition of the new subsidiary was in accordance with the Company’s strategy to enlarge its business scale by realizing group synergy between the business of the Company and the new subsidiary by providing our network solutions to the acquiared customers through this acqusuion, by providing WAN services to the Company’s client bases and by providing international services to the acquired customers through business tie-up with AT&T Japan.

7.  Subsequent events
There is nothing to report on this subject.

Non-consolidated Balance Sheets
As of March 31, 2011
(Unit: JPY thousands)
Assets		Liabilities
Item	Amount	Item	Amount
[Current assets]	23,865,529	[Current liabilities]	25,901,687
Cash and bank deposits	7,543,866	Accounts payable	3,057,491
Accounts receivable	9,725,423	Short-term borrowings	13,700,000
Investment in Lease	1,686,392	Accounts payable – other	2,864,602
Merchandise	103,173	Capital lease obligations (current)	2,663,380
Work in process	299,612	Accrued expense	239,619
Supplies	79,461	Accounts payable – Fixed assets	1,564,155
Prepaid expenses	1,434,614	Accrued income taxes	84,486
Accounts receivable - other	1,110,015	Accrued consumption tax	42,787
Short-term loans	2,458	Deposits received	69,196
Loans to affiliated companies	1,551,246	Advance received	47,746
Deferred tax assets – current	445,966	Deferred income	1,445,314
Other current assets	14,364	Other current liabilities	122,911
Allowance for doubtful accounts	(131,061)
		[Long-term liabilities]	6,515,862
[Fixed assets]	36,960,179	Long –term accounts Payable	36,613
<Property and Equipment>	8,624,213	Deferred income	900,340
Land	150	Capital lease obligations (noncurrent)	3,853,855
Buildings	167,071	Asset retirement obligations	231,676
Leasehold improvements	1,929,995	Accrued pension and severance cost	1,014,009
Construction other than Buildings	89,050	Accrued directors’ retirement Benefits	246,000
Data communication equipment and office equipment	4,142,449	Deferred tax liabilities (noncurrent)	233,369
Assets under capital leases	14,874,081
Accumulated depreciation	(12,578,583)	Total Liabilities	32,417,549
<Intangible assets>	9,095,827	[Shareholders’ equity]	28,334,219
Goodwill	2,265,630	<Common stock>	14,294,625
Customer relationship	2,060,042	<Capital surplus>	1,038,222
Telephone rights	9,243	Additional paid-in capital	1,015,310
Software	4,434,193	Other Capital surplus	22,912
Assets under capital leases	326,719	<Earned surplus>	13,386,572
<Investments and other assets>	19,240,139	Legal reserve	178,589
Investments in securities	1,765,538	Other Earned surplus	13,207,983
Investments in affiliated Companies	13,738,011	Earned surplus brought forward	13,207,983
Long-term prepaid expenses	1,009,185	<Treasury stock>	(385,200)
Guarantee deposits	1,683,845
Claims against insolvencies	58,882	[Valuation and translation adjustment]	73,940
Investment in Lease	206,242	Net unrealized gains on securities	73,940
Other investments	854,055
Allowance for doubtful Accounts	(75,619)	Total Shareholders’ equity	28,408,159
Total assets	60,825,708	Total liabilities and Shareholders’ equity	60,825,708

Non-consolidated Statements of Income
(From April 1, 2010 to March 31, 2011)

(Unit: JPY thousands)
Item	Amount
[Total revenues]		60,038,590
[Total costs of revenues]		47,733,199
Gross margin		12,305,391
[ Total Sales and administrative expense]		9,133,141
Operating income		3,172,250
[Non-operating income]
Interest income	12,525
Dividends income	68,207
Commissions received	10,829
Royalty charge and commissions received	4,440
Other non-operating income	27,834	123,835
[Non-operating expenses]
Interest expense	252,277
Foreign exchange loss	13,053
Allowance for doubtful accounts	7,337
Losses on investments on anonymous association	72,577
Other non-operating expenses	14,465	359,709
Ordinary income		2,936,376
[Extraordinary income]
Gains on sales of investments in securities	110,341
Gains on extinguishment of tie-in share	1,949,825	2,060,166
[Extraordinary loss]
Losses on valuation of shares of affiliated companies	1,527,650
Losses on disposal of fixed assets	16,602
Losses on valuation of investments in securities	130,980
Losses on adjustment for changes of accounting standard for asset retirement obligations	58,854
Other extraordinary loss	14,545	1,748,631
Income before income taxes		3,247,911
Income tax -current		(509,760)
Income tax -deferred		800,997
Net income		2,956,674

Non-consolidated Statements of Shareholders' Equity
(From April 1, 2010 through March 31, 2011)

   (Unit: JPY thousands)
	Shareholders’ equity
	Common stock	Capital surplus			Earned surplus
		Additional Paid-in Capital	Other Capital Surplus	Total Capital surplus	Legal reserve	Other Earned surplus	Total Earned surplus
						Earned surplus Brought forward
BALANCE, APRIL 1, 2010	14,294,625	1,015,310	-	1,015,310	127,935	10,808,498	10,936,433
Changes in the term
Payment of Dividends	-	-	-	-		(506,535	(506,535)
Fund for Legal reserve	-	-	-	-	50,654	(50,654	-
Net income	-	-	-	-	-	2,956,674	2,956,674
Disposal of Treasury stock	-	-	22,912	22,912	-	-	-
Net changes other than shareholders’ equity	-	-	-	-	-	-	-
Total changes in the term	-	-	22,912	22,912	50,654	2,399,485	2,450,139
BALANCE, March 31, 2011	14,294,625	1,015,310	22,912	1,038,222	178,589	13,207,983	13,386,572

	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total shareholders’ equity	Net unrealized holding gains or losses on securities	Total Shareholders’ equity
BALANCE, APRIL 1, 2010	(399,414)	25,846,954	141,702	25,988,656
Changes in the term
Payment of Dividends	-	(506,535)	-	(506,535)
Fund for Legal reserve	-	-	-	-
Net income	-	2,956,674	-	2,956,674
Disposal of Treasury stock	14,214	37,126	-	37,126
Net changes other than shareholders’ equity	-	-	(67,762)	(67,762)
Total changes in the term	14,214	2,487,265	(67,762)	2,419,503
BALANCE, March 31, 2011	(385,200)	28,334,219	73,940	28,408,159

Notes to non-consolidated financial statements

1. Notes to Significant Matters Regarding accounting policies of Non-Consolidated Financial Statements

1-1. Standards for valuation and recording of assets

(1) Valuation standards and methods for securities
Shares of subsidiaries and affiliates: Stated at cost based on the moving average method.
Other securities:
Marketable Securities:
Market value method based on the market price, etc. as of the end of the fiscal year (all of the changes resulting from the valuation are directly incorporated into capital, while the cost of the securities at the time of their sale is calculated using the moving average method.)
Non-Marketable Securities:
Stated at cost based on the moving average method. Investments in limited liability investment partnerships and similar partnerships are accounted for by including the Company’s net equity in these investments based on the most recent statement of accounts available according to the report on financial accounts stipulated in investment partnership agreements.
(2) Valuation standards and methods for inventories
Valuation standards for inventories are stated at cost based (the balance sheet amount is computed using the method of devaluing the book price to reflect declines in profitability).
Merchandise and supplies:               moving average method
Work in process:                                specific identification method

1-2. Depreciation methods for assets

(1) Property, Plant and Equipment (Excluding Asset under capital lease)
Declining balance method (However, the assets for rental services with definite service period are depreciated by Straight-line method.）
Depreciable assets whose acquisition values are JPY 100,000 or more but less than JPY 200,000 are depreciated in equal installments over three years.
The useful lives of major depreciable assets are as specified below:

Buildings:	20 years
Plant and buildings facilities annexed:	8-20 years
Construction other than buildings:	20 years
Tools, machines, instruments and equipments:	3-20 years

(2) Intangible fixed assets (Excluding Asset under capital lease)
Straight line method
Internal-use software is amortized over the estimated useful lives (5 years).
Software used for services are amortized for either the amount based on total estimated revenues over the estimated useful lives (5 years ) or equally allocated amount over the residual useful lives, whichever is larger.
Goodwill are amortized over 20 years and customer relationships are amortized over 5 to 19 years, which mainly reflects the pattern of economic benefit over their estimated useful lives.

(3) Asset under capital lease
Capital leases other than those deemed to transfer ownership of properties to lessees are amortized over the term of leases on a straight-line basis and the residual values equals zero.

1-3. Standards for recording of allowances

(1) Allowance for doubtful accounts
To prepare for possible losses resulting from non-payments of account receivables for trade and loans and others, an allowance is provided based on the percentage of actual credit losses incurred in the case of general receivables. In the case of credits for which the relevant debtors are likely to default and other certain credits, such allowance is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.
(2) Accrued pension and severance cost
To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefits obligations and pension assets as of the end of the current fiscal term.
The difference arising from actuarial computations is amortized and expensed in the subsequent fiscal terms using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (14 years).
(3) Accrued directors’ retirement benefits
To prepare for payment of retirement benefits to full tame directors and company auditors, IIJ calculates the required amount based on regulation of Directors’ and Company Auditors’ retirement benefits.

1-4. Standards for recording of sales and costs
Standards for recording of sales and costs for financial lease transactions
Revenue and costs are recognized when lease receivable are received.

1-5. Changes in accounting method
Asset retirement obligations
From the fiscal year end of March 31, 2011, the company applied “Accounting Standard for Asset Retirement Obligations” (Accounting Standards Board of Japan (“ASBJ”) Statement No.18, issued March 31, 2008) and “Guidance on Accounting Standards for Asset Retirement Obligations” (ASBJ Guidance No. 21, issued March 31, 2008). Accordingly, operating income and ordinary income decreased by JPY 10,350 million and income before income tax decreased by JPY69,204 thousand by recording JPY58,854 thousand of the extraordinary loss for the cumulative effect in previous years by applying the accounting standard for asset retirement obligation.

1-6. Change in Presentation
(1)
Loans to affiliated companies, which were previously included in “Short-term loans” have been reclassified and shown in a separate line in the nonconsolidated balance sheets. “Loans to affiliated companies in Short-term loans” for the previous fiscal year were JPY 271,246 thousand, respectively.

(2)
Accounts payable - Fixed assets, which were previously included in “Accounts payable – other” have been classified and shown in a separate line in the nonconsolidated balance sheets. “Accounts payable - Fixed assets” for the previous fiscal year were JPY553,379 thousand.

(3)
 “Foreign exchange loss” which were previously included in “Other non-operating expenses” have been reclassified and shown in a separate line in the nonconsolidated Statements of Income. Foreign exchange loss in “Other　on-operating expenses” for the previous fiscal year were JPY 4,966 thousand, respectively.

1-7. Other significant accounting policies
(1) Consumption tax
Consumption tax is separately recorded.
(2) Application of consolidated tax declaration
The company applied the consolidated tax declaration.

2. Notes to Non-Consolidated balance sheet
Monetary claims and liabilities to subsidiaries
Short-term monetary claims:                          JPY 2,948,652 thousand
Short-term monetary liabilities:                     JPY 1,466,888 thousand

3. Notes to Non-Consolidated statement of income
Transactions with subsidiaries
Revenues:	JPY 1,884,249 thousand
Purchases:	JPY 8,767,266 thousand
Turnover from non-operating transactions:	JPY 23,906 thousand

4. Notes to Non-Consolidated statement of shareholders’ equity
Number of treasury stock as of March 31, 2011
Common stock 3,794 shares

5. Asset retirement obligations
(1) The Company recorded asset retirement obligations for restoration expense of office premises and land for a data center in order to comply with the lease agreement.
(2) Calculation method for Asset Retirement Obligations
The asset retirement obligations were calculated using the use period for leasehold estimated to be 20 years based on the contract period, head quarter office space to be 40 years and branch offices to be 20 years based on the office plan and with the discount rate estimated to be from 2.3% to 3.2%, calculated based on the distribution yield of Japanese government bond for the corresponding period.
(3) Increase and decrease of Asset Retirement Obligations as of March 31, 2011
Balance at beginning of the year (Notes):	JPY175,656 thousand
Increase in relation to the acquisition of assets:	JPY50,804 thousand
Other increases:	JPY5,215 thousand
Balance at the end of the year:	JPY231,675 thousand
(Notes)
The amount is the beginning balance applying “Accounting Standards for Asset Retirement Obligations” (Accounting Standards Board of Japan (“ASBJ”) Statement No.18, issued on March 31, 2008) and “Guidance on Accounting Standards for Asset Retirement Obligations” (ASBJ Guidance No.21, issued on March 31, 2008).

6. Deferred tax accounting
Significant components of deferred tax assets and liabilities:

Deferred tax assets
Tax operating loss carry forward:	JPY	498,226	thousand
Impairment loss on investment securities:		371,009
Reserve for retirement benefit for directors and company auditors:		100,122
Reserve for retirement benefit for employees:		412,460
Impairment loss on subsidiaries’ securities:		1,498,773
Loss on disposal of telephone rights:		63,148
Impairment loss of telephone rights:		23,056
Accrued enterprise taxes:		18,702
Revenue Deferred:		21,462
Account payable for Defined contribution plan:		22,389
Research and development cost		51,559
Asset retirement obligations:		94,292
Others:		210,382
Subtotal of deferred tax assets:		3,385,580
Valuation allowance:		(2,224,001)
Total of deferred tax assets:		1,161,579
Deferred tax liabilities:
Unrealized gain on other securities:		50,886
Long-lived assets associated with asset retirement obligations:		66,126
Customer Relationship:		831,970
Total of deferred tax liabilities:		948,982
Net amount of deferred tax assets:	JPY	212,597	thousand

7. Notes regarding related party transactions

(1) Transactions with subsidiaries
Attribute	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousand of Yen)	Account	Balance as of March 31, 2011 (Thousand of Yen)
				Collateral offices of directors	Business Relation
Subsidiary	IIJ Global	Domestic network outsourcing related services	100.0%	Yes	Customer and supplier	Lending of funds	1,350,000 (Notes 2-a)	Loans to affiliated companies	1,350,000
Subsidiary	Net Care	Operation and monitoring of network systems, customer service support and call centers	100.0%	Yes	Customer and supplier	Purchase related to systems integration	6,091,021 (Notes2-b)	Accounts payable	93,904
								Accounts payable - other	541,833
						Borrowings of funds	600,000 (Notes 2-a)	Short-term borrowings	600,000

(2) Transactions with other affiliated company’s subsidiary
Attribute	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousand of Yen)	Account	Balance as of March 31, 2011 (Thousand of Yen)
				collateral offices of directors	Business relation
Other affiliated company’s subsidiary	NTT Communications Corporation	Domestic and international telecommunications services	5.0%	No	Customer and supplier	Network facilities for the operation of network services and data center facilities	6,199,762 (Notes 2-c)	Account payable Account payable -other	9,185 612,445
(Notes)
1.	Consumption tax is excluded from the amounts of transaction and included in the amounts of balance as of March 31, 2011.
2.	Terms and conditions of the above transactions:
a.	Loans to affiliated companies with IIJ Global and Short-term borrowings with Net Care are based on the policy to use group finance efficiently. The interest is based on the external financing.
b.
The cost and other conditions of purchase of maintenance, operation and construction for network system are determined in the comparison by receiving an estimate for each purchase and in reference to the market price.

c.
The cost for domestic and international connectivity and data center facilities for the operation of network services and others are determined in the comparison by receiving an estimate for each purchase and in reference to the market price.

8. Notes to per share information

(1) Shareholders’ equity per share:	JPY 140,159.85
(2) Net income pe rshare:	JPY 14,590.48

9. Business combination
Transactions under common control
The company merged IIJ-Tech on April 1, 2010 based on the merger agreement approved by the Board of IIJ on February 4, 2010.

(1)	Companies related to the merger and their nature of business, legal form of the merger, company name after the merger and overview of the merger including its objectives
a. Companies related to the merger and their nature of business
Acquirer (the Company)
Trade name	Nature of business
Internet Initiative Japan Inc.	Telecommunications business

Acquirees
Trade name	Nature of business
IIJ Technology Inc.	Systems design, construction and systems operation and maintenance
b. Legal form of the merger : Merger under common control
c. Company name after the merger : Internet Initiative Japan Inc.
d. Overview of the merger including its objective
For the recent IT service market surrounding our Group, as a result of the progress in internet related technology, communication and data processing are provided based on the same technological platform, as seen in the emergence of cloud computing concept. And the trend to outsource data processing and network as one network system infrastructure is expected to increase.
To seize this opportunity to further enhance our business in the future, it has become even more important to share our group business strategy and to combine our network service and the SI business for a stronger business structure. Thus we have merged our 100% owned consolidated subsidiary, IIJ-Tech.

(2)	Basis for accounting treatment
The merger in accordance with “Accounting Standard for Business Combination”(ASBJ Guidance No.21, issued December 26, 2008) and ASBJ Implementation Guidance No.10 “Guidance on the Accounting Standard for Business Combination and spin-off” issued by the ASBJ on December 26, 2008, the company accounted for the merger as transactions under common control.
The company recorded JPY 1,949,825 thousand as extraordinary income in the line item “Gain on extinguishment of tie-in share”, which is the difference between the book value of acquire shares the Company held immediately prior to the merger and the equity capital of the acquires arising out of the difference between assets and liabilities that the Company had assumed form the acquires.

10. Subsequent events
There is nothing to report on this subject.

TRANSLATION

Certified Copy

INDEPENDENT AUDITORS' REPORT

May 23, 2011

To the Board of Directors of Internet Initiative Japan Inc.:

Deloitte Touche Tohmatsu LLC

Designated Partner,
Engagement Partner,
Certified Public Accountant:
Yasuhiro Akatsuka      (seal)

Designated Partner,
Engagement Partner,
Certified Public Accountant:
Keiji Nakae            (seal)

We have audited the consolidated financial statements of Internet Initiative Japan Inc. (“the Company”) namely, the consolidated balance sheet, the consolidated statement of income, the consolidated statements of stockholders' equity and the notes to consolidated financial statements for the 19th fiscal year from April 1, 2010 to March 31, 2011, in accordance with paragraph 4, Article 444 of the Corporation Law. Responsibility as to the preparation of such consolidated financial statements lies with the management of the Company, and our responsibility is to express our opinion on the consolidated financial statements from an independent position.

We conducted our audit in accordance with the auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance that there are no material false representations in the consolidated financial statements. The audit is conducted on a test basis and includes the examination of representations in the consolidated financial statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof and the evaluation of the estimate by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.

We confirm that the consolidated financial statements referred to above fairly represent, in all material respects, the status of assets and earnings of the corporate group comprised of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in conformity with the accounting principles generally accepted in the United States under paragraph 1, Article 120 of the Company Accounting Regulations of Japan (refer to Note 1-3 (1) of “1.Notes to Basic Significant Matters Regarding Presentation of Consolidated Financial Statements” of the notes to consolidated financial statements).

Our firm or we in charge have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

TRANSLATION

Certified Copy

INDEPENDENT AUDITORS' REPORT

May 23, 2011

To the Board of Directors of Internet Initiative Japan Inc.:

Deloitte Touche Tohmatsu LLC

Designated Partner,
Engagement Partner,
Certified Public Accountant:
Yasuhiro Akatsuka      (seal)

Designated Partner,
Engagement Partner,
Certified Public Accountant:
Keiji Nakae            (seal)

We have audited the non-consolidated financial statements of Internet Initiative Japan Inc. (“the Company”) namely, the balance sheet, the statement of income, the statements of changes in stockholders' equity, the notes to non-consolidated financial statements and the accompanying detailed statements for the 19th fiscal year from April 1, 2010 to March 31, 2011, in accordance with item 1, paragraph 2, Article 436 of the Corporation Law. Responsibility as to the preparation of such non-consolidated financial statements and the accompanying detailed statements lies with the management of the Company, and our responsibility is to express our opinion on the non-consolidated financial statements and the accompanying detailed statements from an independent position.

We conducted our audit in accordance with the auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance that there are no material false representations in the non-consolidated financial statements and the accompanying detailed statements. The audit is conducted on a test basis and includes the examination of representations in the non-consolidated financial statements and the accompanying detailed statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof and the evaluation of the estimate by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.

We confirm that the non-consolidated financial statements and the accompanying detailed statements referred to above fairly represent, in all material respects, the status of assets and earnings for the period, for which the non-consolidated financial statements and the accompanying detailed statements were prepared, in conformity with the accounting standards generally accepted in Japan.

Our firm or we in charge have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

TRANSLATION

Certified Copy

Audit Report

The Board of Company Auditors, upon deliberation, prepared this audit report regarding the performance of duties of the Directors of the Company during the 19th fiscal year from April 1, 2010 to March 31, 2011, based on the audit reports prepared by each Company Auditor, and hereby reports as follows:

1.   Auditing Method Employed by Company Auditors and the Board of Company Auditors and Details Thereof The Board of Company Auditors established an auditing policy and auditing plans, including the assignment of the duties, etc., of each Company Auditor, received from each Company Auditor reports on the execution of audits and the results thereof and, in addition, received from the Directors, etc. and the Independent Auditors reports on the performance of their duties and, when necessary, requested explanations regarding such reports.

In accordance with the auditing standards for Company Auditors established by the Board of Company Auditors, and based on the auditing policy and the assignment of duties, etc., each Company Auditor has taken steps to facilitate communication with the Directors and the Internal Audit Department as well as other employees, and has endeavored to gather information and create an improved environment for auditing.  Each Company Auditor also attended meetings of the Board of Directors and other important meetings, received from the Directors, employees and other related persons reports on the performance of their duties and, when necessary, requested explanations regarding such reports.  In addition, each Company Auditor inspected important authorized documents and associated information, and examined the business and financial position of the Company at the head office and main branch offices of the Company. The Board of Company Auditors also carried out our audit and verification of the particulars of Board of Directors resolution relating to establishment of structures as set forth in the Corporation law implementation regulations, Article 100, Paragraphs 1 and 3, necessary to ensure that Director’s performance of their duties is inconformity with loans and regulations and their Company’s articles of incorporation and to other ensure the appropriateness of the business of a kabushiki kaisha as well as the structures established pursuant to such resolutions (internal control systems).

As for the subsidiaries of the Company, each Company Auditor has taken steps to facilitate communication with the directors and Company Auditors and other related persons of the subsidiaries and to share information among them and, when necessary, received reports from the subsidiaries regarding their businesses.  Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

In addition, the Company Auditors also audited and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner.  The Company Auditors received from the Independent Auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports.  The Company Auditors also received notification from the Independent Auditor that it has taken steps to improve the “System to Ensure Appropriate Execution of the Duties of the Independent Auditors” (as enumerated in each item of Article 131 of the Company Calculation Regulations) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005), etc.  When necessary, the Company Auditors requested explanations on such notification.  Based on the foregoing method, the Company Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statements of income, non-consolidated statements of changes in shareholders’ equity and notes to the non-consolidated financial statements) and supplementary schedules thereto and the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statements of income, consolidated statement of changes in shareholder’s equity and notes to the consolidated financial statements).

2.	Audit Results

(1)        Audit Results on the Business Report, etc.
A.
In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.
With respect to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.
In our opinion, the content of the resolutions made by the Board of Directors regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors concerning the internal control systems.

(2)	Results of Audit of the Financial Statements and Supplementary Schedules
In our opinion, the method and results of the audit employed and rendered by Deloitte Touche Tohmatsu, the Independent Auditor, are fair and reasonable.

(3)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and results of the audit employed and rendered by Deloitte Touche Tohmatsu, the Independent Auditor, are appropriate.

May 26, 2011
Board of Company Auditors
Internet Initiative Japan Inc.

Full-time Company Auditor　 Kazuhiro Ohira        (seal)
Full-time Company Auditor   Shunichi Kozasa       (seal)
Company Auditor            Masaki Okada         (seal)
Company Auditor            Masaaki Koizumi       (seal)

Note:
Full-time Company Auditor, Kazuhiro Ohira, and two Company Auditors, Masaki Okada and Masaaki Koizumi, are outside auditors as provided in Article 2, Item 16, and Article 335, Paragraph 3 of the Company Law.

Reference Documents for the Ordinary General Meeting of Shareholders

Agenda of the meeting and reference matters:

Item 1:           Appropriation of Retained Earnings
The Company endeavors to return profits to shareholders through the continuous and stable distribution of dividends while giving consideration to the employment of retained earnings for the enhancement of the Company’s financial condition, the mid-term expansion of its business and the development of new business.
Based on the policy described above, the Company proposes that year-end dividends be distributed as follows.
When this Item 1 is approved and resolved as proposed, the annual amount of the dividends for this fiscal period will be 2,750 yen per share, an increase of 500 yen per share from the previous fiscal period, including the interim dividend paid at the amount of 1,250 yen per share in December 2010.

1. Type of dividend property
Cash
2. Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment
1,500 yen per share of common stock of the Company
Total amount of Dividend Payment: 304,026,000 yen.
3. Effective date of dividend payment
June 29, 2011

Item 2:      Election of Four Directors
As the term of office of four (4) incumbent Directors, Koichi Suzuki, Hideshi Hojo, Hitoshi Imafuku and Junnosuke Furukawa will expire at the close of this ordinary general meeting of shareholders, it is proposed that four (4) Directors be elected.
The candidates for positions as Directors are as follows:

Candidate No.	Name Date of Birth	Careers & Current Positions in and Outside the Company	Number of Shares Owned
1	Koichi Suzuki September 3, 1946	Dec .1992 Director with the establishment of the Company Apr .1994 President and Representative Director of the Company (Current position) < Important concurrent posts > Director of the IIJ Global Solutions Inc. Chairman of the Board of IIJ America Inc. President and Representative Director of Net Care, Inc. Chairman of the Board and Representative Director of hi-ho Inc. President and Representative Director of Internet Multifeed Co.	12,921
2	Hideshi Hojo December 22, 1957	Apr. 1980 Joined Itochu Data System Corporation Apr. 1996 Joined the Company June 2000 Director of the Company June 2002 Managing Director of the Company June 2006 Senior Managing Director of the Company (Current position) Apr. 2010 Division Director of Enterprise Business Division 1, Business Unit (Current position)	110
3	Hitoshi Imafuku April 2, 1957	Apr. 1980 Joined Nippon Telegraph and Telephone Public Corporation July 2006 Kagoshima General Manager of Nippon Telegraph and Telephone West Corporation June 2009 Senior Managing Director of the Company (Current position) Apr. 2010 Division Director of Business Unit of Regional Division (Current position)	3
4	Junnosuke Furukawa December 5,1935	Apr. 1959 Joined The Furukawa Electric Co., Ltd. June 1995 President of The Furukawa Electric Co.,Ltd. June 2003 Chairman of the Board and Representative Director of the same June 2004 Director Adviser of the same June 2005 Director of the Company (Current position) June 2007 Senior Adviser of The Furukawa Electric Co., (Current position) < Important concurrent posts > Director Adviser of THE FURUKAWA RINGYO CO.,LTD	0

(Notes)
(a)	There is no special interest between the candidates and the Company.
(b)
Mr. Junnosuke Furukawa is a candidate for Outside Director. Since he has established a prominent career as a corporate manager and has abundant experience and profound knowledge of management, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management. He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be six (6) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Director. Furukawa Electric Co., Ltd., where Mr. Furukawa served as a Director until June 2007, received a cease and desist order and payment order from the Japan Fair Trade Commission on March 30, 2009 for violating the Antimonopoly Act (Act on Prohibition of Private Monopolization and Maintenance of Fair Trade) during the period ending February 2007, in relation to cross-linked polyethylene foam.

(c)
The Company appoints Mr. Junnosuke Furukawa as our independent Director required to secure by the Tokyo Stock Exchange. If Mr. Junnosuke Furukawa is appointed as our Director, we will continue to appoint him as our independent Director.

Item 3:   Payment of Retirement Allowances for Termination Resulting from the Abolition of theRetirement Allowance Plan for Directors
On May 26, 2011, the Company’s Board of Directors resolved that the Company will abolish its retirement allowance plan for Directors upon the closing of this Ordinary General Meeting of Shareholders.
In this connection, the Company proposes to grant a retirement allowance to each of the following six (6) incumbent Directors: Messrs. Koichi Suzuki, Hideshi Hojo, Takeshi Kikuchi, Hitoshi Imafuku, Takamichi Miyoshi and Akihisa Watai, in line with the abolition of the Directors’ retirement allowance plan, in order to reward the aforementioned persons for their services during their respective terms of office up to the closing of this Ordinary General Meeting of Shareholders. The payment of each of the retirement allowances will be made for a reasonable amount in accordance with the Company’s established rules.
Furthermore, the Company seeks shareholders’ approval to give discretion to the Board of Directors to determine the actual amount, the method of payment, etc., of the allowance to the aforementioned Directors and the Company proposes that each of the allowances be paid at the time of retirement of each Director.
The respective career summaries of the aforementioned Directors are as follows:

Name	Career Summary
Koichi Suzuki	Dec. 1992 Director of the Company Apr. 1994 President and Representative Director of the Company (to present)
Hideshi Hojo	June 2000 Director of the Company June 2002 Managing Director of the Company June 2006 Senior Managing Director of the Company (to present)
Takeshi Kikuchi	June 2010 Senior Managing Director of the Company (to present)
Hitoshi Imafuku	June 2009 Senior Managing Director of the Company (to present)
Takamichi Miyoshi	June 2002 Director of the Company Apr. 2010 Managing Director of the Company (to present)
Akihisa Watai	June 2004 Director of the Company Apr. 2010 Managing Director of the Company (to present)

Item 4:           Determination of Amount and Contents of Remunerations concerning Stock-Compensation-Type Stock Options for Directors
In connection with the system of the remunerations for Directors, the Company proposes to grant stock acquisition rights, the contents of which are described below, as remunerations to Directors (excluding part-time Directors and outside Directors) in each fiscal-year in order to further promote Directors’ motivation and incentives to contribute to the enhancement of the mid-to-long term continuous business performance and corporate value by leading Directors to share with our shareholders not only the benefits from rises in the share price, but also the risks from the declines in the share price, besides the abolition of the retirement allowance plan for Directors.
It is approved that the maximum aggregate amount of remunerations for Directors is 500 million yen (not including the salaries and bonuses for non-Director services paid to Directors who are also employees of the Company) per year by the resolution at the Company’s 16th Ordinary General Meeting of Shareholders held on June 27, 2008, and the approval remains effective until today. The Company seeks shareholders’ approval to grant stock acquisition rights as stock-compensation-type stock options to Directors (excluding part-time Directors and outside Directors) of the Company within such maximum aggregate amount of remunerations.
It is proposed that the Board of Directors shall determine the allocation of such stock acquisition rights by its resolution, on the condition that the amount to be paid upon allocation of each stock acquisition right shall be the amount equal to the fair price of the stock acquisition right determined by the Board of Directors of the Company and such amount to be paid is offset by each Director’s claim for remunerations.
The current number of Directors is twelve (12) (including four (4) Outside Directors). If Item 2 is approved as proposed, the number of Directors will remain twelve (12) (including four (4) Outside Directors).

Details of stock acquisition rights to be allocated as stock-compensation-type stock options to Directors are as follows:

(1)	Class and number of shares to be issued upon the exercise of Stock Acquisition Rights
The class of shares to be issued upon exercise of stock acquisition rights shall be common stock of the Company. The number of shares to be issued upon exercise of each stock acquisition right (hereinafter referred as “Number of Shares Granted”) shall be one (1).
On or after the date this item is resolved, in the case that the Company carries out a stock split, allotment of stock of the Company to its shareholders without any consideration, stock consolidation or the like that makes it necessary to adjust the Number of Shares Granted, the Company may make appropriate adjustment to the Number of Shares Granted within a reasonable range.

(2)	Maximum number of stock acquisition rights
The maximum number of stock acquisition rights to be allocated to Directors within one year after the date of the Ordinary General Meeting of Shareholders in each fiscal year is 600.

(3)	Amount to be paid upon allocation of each stock acquisition right
The amount to be paid upon allocation of each stock acquisition right shall be determined by the Board of Directors, and shall be the fair price of the stock acquisition right as calculated using the Black-Scholes model based upon various conditions including the market value of the Company’s stock on the allocation date of the stock acquisition right.

(4)	Value of assets to be contributed upon exercise of stock acquisition rights
The value of assets to be contributed upon exercise of stock acquisition rights shall be determined by multiplying the price to be paid per share upon exercise of each stock acquisition right (the “exercise price”) by the Number of Shares Granted, and the exercise price shall be one (1) yen.

(5)	Exercise period of stock acquisition rights
The exercise period of stock acquisition rights shall be determined by the Board of Directors, but shall not exceed 30 years from the day immediately following the allocation date of stock acquisition rights.

(6)	Restrictions on acquisition of stock acquisition rights by transfer
Any acquisition of stock acquisition rights by transfer shall be subject to approval by resolution of the Board of Directors of the Company.

(7)	Conditions for the exercise of stock acquisition rights
a)
A person granted the stock acquisition rights may exercise his or her rights only within ten (10) days from the day immediately following the day on which the person has neither a position of a Director nor that of an Executive Officer of the Company, except where the person loses his or her position as a Director or an Executive Officer by reason of death.

b)
If a person granted the stock acquisition rights dies, his or her heir may exercise such rights according to the conditions for exercising stock acquisition rights by the heir determined at the meeting of the Board of Directors resolving the terms of the stock acquisition rights.

c)
Matters concerning other conditions for the exercise of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors resolving the terms of the stock acquisition rights.

(8)	Other contents of stock acquisition rights
Matters concerning the details of item (1) to (7) and other details of the stock acquisition rights shall be determined at the meeting of the Board of Directors resolving the terms of the stock acquisition rights.

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